UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2023

ARMED FORCES BREWING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11072

Delaware

(State or other jurisdiction of

incorporation or organization)

85-3630389

(I.R.S. Employer Identification No.)

1001 Bolling Avenue #406

Norfolk, VA 23508

(Address of principal executive offices)

757-900-2322

(Issuer’s telephone number, including area code)

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements and related notes appearing at the end of this Form 1-SA and the latest version of the Offering Circular filed by the Company. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the latest version of the Offering Circular at the time of this 1-SA filing which may be found here:

https://www.sec.gov/Archives/edgar/data/1832987/000183298723000016/0001832987-23-000016-index.htm

Introduction

Armed Forces Brewing Company, Inc. (“We” “Armed Forces Brewing” or the “Company”) is a Delaware corporation. The Company was initially formed as a Delaware Limited Liability Company named Seawolf Brewing Company LLC on January 11, 2019 and converted into a Delaware corporation, Seawolf Brewing Company Inc. on September 8, 2020. On or about December 4, 2020, the Company filed a Certificate of Amendment of Certificate of Incorporation with the state of Delaware whereby the Company’s name was changed to Armed Forces Brewing Company, Inc. The Company is a Delaware corporation for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware. The Company manufactures and sells beer and merchandise that tributes the United States Military and Veterans.

Management’s discussion and analysis of financial condition and results of operations as of August 25, 2023 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1832987/000183298723000016/afbcrega2partiiandiii.htm

A.Operating Results Overview

Results of Operations

The period of January 1, 2023 to June 30, 2023

Revenue. Total revenue for the period of January 1, 2023 to June 30, 2023 was $262,025.

Cost of Sales. Cost of sales for the period of January 1, 2023 to June 30, 2023 was $278,264.

Administrative Expenses. Operating expenses for the period of January 1, 2023 to June 30, 2023 were $697,331. Operating expenses for the period were comprised of sales and marketing costs,

professional fees, legal services, events, rent and general and administrative costs including payroll to cover existing and new employees and contractors.

Net Loss. Net loss for the period of January 1, 2023 to June 30, 2023 was $(717,321). This net loss was the result of operating expenses exceeding early stage operating revenues as we continue to build out our infrastructure and team and to grow our brand.

B.Liquidity and Capital Resources

Net cash as of June 30, 2023 of $1,034,873.

During the period of January 1, 2023 to June 30, 2023, operating activities used $901,532.

Cash used by investing activities relating to capital expenditures during the period of January 1, 2023 to June 30, 2023 was $0.

Cash provided by financing activities related to stock issuance and related party advances (net) during the period January 1, 2023 to June 30, 2023 was $808,297.

C.Plan of Operations

Our plan of operation for the period of January 1, 2023 to June 30, 2023 and for the remainder of 2023 was as follows:

The Company’s plan of operation was to continue the process of manufacturing and selling beer and merchandise and expanding distribution of the Company’s products, as well as continuing to raise capital through the Company’s recently closed first Regulation A offering and an upcoming second Regulation A offering. The company presently has beer in the marketplace in several states and available by mail order in more than 35 states. The company continues to contract brew its beer, but plans to shift some  of its brewing activities to its own recently acquired brewing facility in Norfolk, Virginia once it opens and is operating. Meanwhile, the Company continues to build its brand name and create sales of its existing products as it grows its investor and customer base.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during 2023.  The Company does not expect to be able to satisfy its cash requirements through sales during 2023 and therefore will attempt to raise additional capital through the sale of its shares in a second Regulation A offering which will commence in 2023, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

Because the Company has only recently started to take its products to market, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Despite this, the Company believes that the market for its products and services will continue to improve. As a result, the Company sees a good opportunity for growth in its business operations.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Significant Accounting Policies

We have identified the policies outlined below as significant to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Interim Unaudited Financial Information

The accompanying financial statements for the six months ended June 30, 2023 and 2022 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position as of June 30, 2023 and results of its operations, and cash flows for the periods ended June 30, 2023 and 2022. The results for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers via the Company’s third-party logistics provider Peabody Heights are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. Receivable balance as of June 30, 2023 and December 31, 2022 was $103,458 and $57,486, respectively. No allowance has been recorded.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients, and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor, and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future. As of June 30, 2023 and December 31, 2022, the Company had inventory on hand of $277,422 and $209,867, respectively.

Fixed Assets

Property and equipment consist of vehicles and equipment consisting of batteries and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for vehicles and 3 years for the equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2023 and December 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from January 1, 2023 through June 30, 2023 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling beer. The Company’s payments are generally collected at a later date due to the nature of the royalty account arrangement with its third-party logistics provider, which may be collected at various times through the year.

Shipping and Handling

The Company records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue.  The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Prepayments

The Company opened a new credit card with Divvy with a credit limit of $4,000. The Company has made prepayments to the credit card in the aggregate amount of $25,560 to ensure that the Company will have no issues in regard to the credit limit.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Stock-Based Compensation

In September 2020, the Company adopted a 2020 Equity Incentive Plan (“2020 Plan”) which permits the grant or option of shares to its employees for up to 100,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons’ contributions to the performance of the Company and will align their interests with the interests of the Company’s stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company’s stock at the date of grant or option date. Stock awards generally vest over four years.

As of June 30, 2022 and December 31, 2021 the Company has granted 35,474 and 32,474 shares, respectively.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF ARMED FORCES BREWING COMPANY, INC.
Interim Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022 (audited)	30
Interim Income Statements for the Six Months Ended June 30, 2023 and June 30, 2022 (unaudited)	31
Interim Statements of Changes in Stockholders’ Equity as of June 30, 2023 (unaudited) and December 31, 2022 (audited)	32
Statements of Cash Flows for the Six-Months Period Ended June 30, 2023 and June 30, 2022 (unaudited)	33
Notes to Consolidated Financial Statements	34

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Annapolis, MD on September 29, 2023.

ARMED FORCES BREWING COMPANY, INC.

By: /s/ Alan Beal
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Alan Beal	Chief Executive Officer of Business Operations & Director
Armed Forces Brewing Company, Inc.
September 29, 2023

By: /s/ Alan Beal	Chief Financial Officer & Director
Armed Forces Brewing Company, Inc.
September 29, 2023

ARMED FORCES BREWING COMPANY, INC.

Unaudited Financial Statements for the

Period Ending June 30, 2023

Armed Forces Brewing Company, Inc.
BALANCE SHEETS
As of June 30, 2023 and December 31, 2022

	Unaudited	Audited
ASSETS	June 30, 2023	December 31, 2022

Current Assets
Cash and cash equivalents	$ 1,034,873	$ 1,128,108
Accounts Receivable	103,458	57,486
Inventory	277,422	209,867
Total Current Assets	1,415,753	1,395,461

Other Assets
Brewery Deposits	100,000	125,000
Other Deposits	4,521	-
Due From Related Party	500
Deferred Tax Asset	410,913	410,913
Total Other Assets	515,934	535,913

Fixed Assets
Fixed Assets, Net	71,179	80,442
Intangible Assets, Net	1,500	1,560
Total Fixed Assets	72,679	82,002

Total Assets	$ 2,004,365	$ 2,013,376

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable	72,516	146,552
Accrued Expenses	(25,560)	118
Accrued Payroll	-	4,273
Convertible Notes	100,000	100,000
Accrued Interest- Convertible	21,863	17,863
Total Current Liabilities	168,819	268,806

Long-Term Liabilities
Due to Member - JB	21,030	21,030
Total Long-Term Liabilities	21,030	21,030

Total Liabilities	$ 189,849	$ 289,836

Stockholders' Equity
Common Stock, $0.00001 par value;	44	43
6,000,000 authorized; 4,364,727 issued and outstanding as of December 31, 2022
Additional Paid in Capital- Common	114,962	114,962
Additional Paid in Capital- Class C Reg A Common Stock	4,078,328	3,270,032
Additional Paid in Capital- Class C Reg D Common Stock	150,000	150,000
Retained Earnings	(2,528,818)	(1,811,497)
Total Stockholders' Equity	1,814,516	1,723,539

Total Liabilities and Stockholders' Equity	$ 2,004,365	$ 2,013,376

The accompanying footnotes are an integral part of the financial statements.

Armed Forces Brewing Company, Inc.
INCOME STATEMENTS
For the Six Months Ending June 30, 2023
For the Six Months Ending June 30, 2022

	Unaudited	Unaudited
	June 30, 2023	June 30, 2022

Revenues	$ 262,025	$ 48,155
Cost of Revenues	278,264	46,008
Gross Profit	(16,240)	2,147

Operating Expenses
General and Administrative	96,996	58,671
Advertising and Marketing	201,758	174,897
Salaries and Wages	241,630	168,054
Professional Fees	36,006	28,634
Legal Services	94,405	27,616
Events	10,758	-
Sponsorship	-	5,000
Charitable Donation	-	25,000
Rent	6,454	-
Depreciation and Amortization	9,324	2,684
Total Operating Expenses	697,331	490,557

Other Income/(Expense)
Other Income/Expense	249	-
Interest Expense	(4,000)	(4,000)
Total Other income (expense)	(3,751)	(4,000)

Net Income (Loss)	$ (717,321)	$ (492,410)

The accompanying footnotes are an integral part of the financial statements.

	Common Stock Shares	Value ($0.00001 par)	Additional Paid in Capital	Stock Issuance Costs	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2021	**3,967,282**	**$ 40**	**$ 2,251,024**	**$ (380,250)**	**$ (897,697)**	**$ 973,117**
Issuance of Common Stocks	134,083	1	1,340,829	(391,168)	-	949,662
Net loss	-	-	-	-	(559,451)	(559,451)
Balance as of June 30, 2022, as previosuly stated (Unaudited)	**4,101,365**	**41**	**3,591,853**	**(771,418)**	**(1,457,148)**	**1,363,327**
Prior Period Adjustment (See note 9)	-	-	-	(67,042)	67,042	-
Balance as of June 30, 2022, as restated (Unaudited)	**4,101,365**	**$ 41**	**$ 3,591,853**	**$ (838,459)**	**$ (1,390,107)**	**$ 1,363,327**
Balance as of December 31, 2022	**4,267,900**	**$ 43**	**$ 4,668,077**	**$ (1,133,084)**	**$ (1,811,497)**	**$ 1,723,539**
Issuance of Common Stocks	96,827	1	886,212	(77,915)	-	808,298
Net loss	-	-	-	-	(717,321)	(717,321)
Balance as of June 30, 2023 (Unaudited)	**4,364,727**	**$ 44**	**$ 5,554,289**	**$ (1,210,998)**	**$ (2,528,818)**	**$ 1,814,516**

Armed Forces Brewing Company, Inc.
STATEMENTS OF CASH FLOWS
For the Six Months Ending June 30, 2023
For the Six Months Ending June 30, 2022

	Unaudited	Unaudited
	June 30, 2023	June 30, 2022
Cash Flows from Operating Activities
Net Income (Loss)	$ (717,321)	$ (492,410)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	9,324	2,684
Changes in operating assets and liabilities:
Accounts receivable	(45,972)	(15,894)
Inventory	(67,554)	(52,156)
Deposits	20,479
Due from related party	(500)
Accrued expenses	(103,988)	(21,982)
Accrued Interest	4,000	4,000
Net cash provided by (used in) operating activities	(901,532)	(575,758)

Cash Flows from Investing Activities
Machinery and Equipment	-	(52,036)
Net cash used in investing activities	-	(52,036)

Cash Flows from Financing Activities
Issuance of Common Stock	808,297	882,621
Net cash used in financing activities	808,297	882,621
Net change in cash and cash equivalents	(93,235)	254,827

Cash and cash equivalents at beginning of period	1,128,108	1,147,385
Cash and cash equivalents at end of period	$ 1,034,873	$ 1,402,212

Supplemental information
Interest paid	$ 4,000	$ 4,000

The accompanying footnotes are an integral part of the financial statements.

ARMED FORCES BREWING COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Armed Forces Brewing Company, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was formed in Delaware on January 11, 2019 (See Note 2 – Principles of Combination). The Company had undergone an entity classification change and restructuring from an LLC (Seawolf Brewing Company LLC) to a Corporation (Seawolf Brewing Company, Inc.) with a subsequent name change to Armed Forces Brewing Company, Inc.  The Company is a brewery that was founded in the spirit of the U.S. military. The Company’s headquarters are in Annapolis, MD.

Since inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of June 30, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from additional investments, and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – PRINCIPLES OF COMBINATION

Prior to the Company being formed, some of the Company’s founders had previously formed Seawolf Brewery, LLC, a Delaware Limited Liability Company on June 4, 2015 for the purpose of opening a restaurant and a companion brewery in Annapolis, Maryland. When that business plan proved to not be viable, the founders of the Company created a new entity called Seawolf Brewing Company LLC, formed as a Delaware Limited Liability Company on January 11, 2019. On August 21, 2020, Seawolf Brewing Company LLC converted into Seawolf Brewing Company Inc., a Delaware Corporation. Subsequently on December 4, 2020, the founders changed the name of Seawolf Brewing Company Inc. to Armed Forces Brewing Company Inc. The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2019 and 2018. The financials are presented at each entity’s respective historical accounting basis. On February 1, 2021, Seawolf Brewery LLC entered into an assignment agreement to assign certain assets to Armed Forces Brewing Co. Inc., including but not limited to assigned trademarks, intellectual property, and exclusive right to grant licenses and rights with respective to the intellectual property. Other than this assignment, Seawolf Brewery LLC has remained dormant since the creation of the entity that is now Armed Forces Brewing Company Inc. until the dissolution of the entity in 2021.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers via the Company’s third-party logistics provider Peabody Heights are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. Receivable balance as of June 30, 2023 and December 31, 2022 was $103,458 and $57,486, respectively. No allowance has been recorded.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients, and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor, and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future. As of June 30, 2023 and December 31, 2022, the Company had inventory on hand of $277,422 and $209,867, respectively.

Fixed Assets

Property and equipment consist of vehicles and equipment consisting of batteries and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for vehicles and 3 years for the equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2023 and December 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from January 1, 2023 through June 30, 2023 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling beer. The Company’s payments are generally collected at a later date due to the nature of the royalty account arrangement with its third-party logistics provider, which may be collected at various times through the year.

Shipping and Handling

The Company records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue.  The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Prepayments

The Company opened a new credit card with Divvy with a credit limit of $4,000. The Company has made prepayments to the credit card in the aggregate amount of $25,560 to ensure that the Company will have no issues in regard to the credit limit.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – FIXED ASSETS

Fixed assets on June 30, 2023 and December 31, 2022 consists of the following:

During November 2020, the Company capitalized costs incurred for patents and trademarks in the amount of $1,800 and recorded total amortization expense of $60 and $60, for the period ended June 30, 2023 and December 31, 2022, respectively.

NOTE 5 – INVENTORIES

Inventory as of June 30, 2023 and December 31, 2022 consists of the following:

NOTE 6 –LOANS

Related Party Loans

From time to time, the founders of the Company issues loans to the Company to fund the business. No repayments were made in the year 2023. As of June 30, 2023 and December 31, 2022, the balance of the loans was $21,030.

Convertible Notes

In October 2020, the Company issued a convertible note totaling $100,000 (“2020 Notes”). The 2020 Notes are automatically convertible into common stock on the completion of an equity financing event of not less than $1,000,000 (“Qualified Financing”). The conversion price is the lesser of 80% of the price per unit of common stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $30,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of June 30, 2023 and December 31, 2022, the convertible note is still outstanding and has accrued $21,863 and $17,863 accumulated interest, respectively.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock

Upon conversion from Seawolf Brewing Company LLC to Armed Forces Brewing Company Inc. (see Note 2), the Company converted majority membership units to common shares at a 1:742 unit to share ratio. The Company authorized 6,000,000 shares, $0.00001 par value.

Through June 30, 2023, the Company initiated a Regulation A+ offering for the issuance of common stock, having issued 96,827 shares, and has received $808,298 in net proceeds from the offering less issuance costs. As of June 30, 2023 and December 31, 2022 the company had 4,364,727 and 4,267,900 shares issued and outstanding, respectively.

NOTE 9 – STOCK ISSANCE COSTS

During the fiscal year 2022 audit, the Company determined that all costs in relation to the issuance of stock were to be capitalized on the balance sheet and netted against the total amount raised. As of June 30, 2023 and December 31, 2022 the total amount of stock issuance costs incurred totaled $1,210,998 and $1,133,084, respectively.

NOTE 10 – EQUITY-BASED COMPENSATION

In September 2020, the Company adopted a 2020 Equity Incentive Plan (“2020 Plan”) which permits the grant or option of shares to its employees for up to 100,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons’ contributions to the performance of the Company and will align their interests with the interests of the Company’s stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company’s stock at the date of grant or option date. Stock awards generally vest over four years.

As of June 30, 2023 and December 31, 2022 the Company has granted 35,474 and 32,474 shares, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2023.

The Company determines if a contract is classified a lease at the contract's inception.  Lease agreements are evaluated to determine whether the lease is a finance or operating lease.  Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term.  The Company’s leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term.  Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term.  Leases primarily consist of office space.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – SUBSEQUENT EVENTS

New Brewing Facility

In July, 2023, an entity affiliated with the company purchased an existing brewing facility, real property and improvements in Norfolk, Virginia for the purpose of operating as the company's corporate headquarters, flagship brewery and first taproom. Ironbound AFBC Properties, LLC, who purchased the land and improvements, is owned 72% by a third party and 28% by AFBC Holdings of Virginia, LLC, an entity owned 100% by the company. The company has entered into a 10-year lease of the property.

Stock Issuance

Through the date of management’s evaluation, the Company has issued 198,787 shares of common stock and raised an additional $1,987,870.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.